UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act Of 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Worldwide Plaza
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment (this “Amendment”) is to amend the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on April 18, 2006, as amended thereafter (the “Schedule 14D-9”), by providing supplemental information as set forth below in respect of the Joint Opinion of the Executive Board and the Supervisory Board of Schering Aktiengesellschaft (the “Opinion”), which was incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

Items 4, 5, 6 and 8 of the Schedule 14D-9 are hereby amended to included the respective supplemental information provided below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Section XI of the Opinion (“Intentions of the Members of the Executive Board and the Members of the Supervisory Board to Accept the Offer”) describes the intentions of the members of the Executive Board and Supervisory Board with respect to acceptance of the Offer. Since the date of the Opinion, Dr. Sommer, a member of the Supervisory Board and Area Manager Marketing, Europe Region, has informed the Company that he will not tender his Schering Shares in the Offer. Dr. Sommer is an employee representative on the Supervisory Board in accordance with the German Co-Determination Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Section IV of the Opinion (“Persons Employed and Compensated”) describes the advisory arrangements between Schering AG and Morgan Stanley and between Schering AG and Dresdner Kleinwort Wasserstein. Under the terms of those arrangements, the recommended transaction fee that will be payable to Morgan Stanley if the Offer is successful is EUR 32.9 million and the recommended transaction fee that will be payable to Dresdner Kleinwort Wasserstein if the Offer is successful is EUR 11.5 million. In addition, under the terms of Schering AG’s arrangement with Dresdner Kleinwort Wasserstein, Schering AG is entitled to increase the fee of Dresdner Kleinwort Wasserstein by up to EUR 3.3 million in its sole and non-contestable discretion.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Section X of the Opinion (“Interest in Securities of the Subject Company”) describes transactions in Schering Securities that have been effected during the 60 days prior to the date of the Opinion by the Company or by any member of the Executive Board or Supervisory Board. Since the date of the Opinion, Dr. Niendorf, a member of the Supervisory Board, has informed the Company that on March 13, 2006, he sold 570 Schering Shares on the Frankfurt Stock Exchange at a price of EUR 81.13 per Schering Share.

ITEM 8. ADDITIONAL INFORMATION.

Section III.1(b) of the Opinion (“Summary Financial Information”) sets forth summary financial information of Schering AG in a table entitled “Consolidated Income Statements Data” in accordance with the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board, formerly known as International Accounting Standards. This information is not required to be provided under the SEC’s rules and does not include all the disclosures that would be required if such financial information had been presented in accordance with the SEC’s rules. Schering AG prepares its Consolidated Financial Statements in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). Some of the principal differences are addressed in Note 36 to Schering AG’s Consolidated Financial Statements, which also provides a reconciliation of Schering AG’s Consolidated Financial Statements to U.S. GAAP. Schering AG’s Consolidated Financial Statements and additional financial information of Schering AG may be found in Schering AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed on March 10, 2006, which is available on the SEC’s website at www.sec.gov.

In reviewing the Consolidated Income Statements Data table, it should be noted that the marketing and selling costs for the year 2005 were EUR 1,687 million.

As discussed in Section III.3(b) of the Opinion (“Background of the Offer”), Bayer AG proposed an offer on March 22, 2006, that included a “significant break-up fee”. That fee amounted to 1% of the transaction volume (approximately EUR 166 million based on the offer price of EUR 87.00 per share). The break-up fee was rejected by the Executive Board in part due to doubts whether an agreement by the company to make such a payment from corporate funds would be permissible under German law. Given the organizational difficulties associated with calling and holding a meeting of the Supervisory Board on short notice, a meeting of the Supervisory Board was not held to discuss the matter of the break-up fee.

Section III.3(b) of the Opinion also describes an earlier unsolicited offer from Merck KGaA in the amount of EUR 77.00 per share. As noted in the Opinion, the Executive Board concluded that the offer by Merck KGaA greatly undervalued the future prospects for Schering AG as an independent specialist in the pharmaceutical industry. The Executive Board did not communicate with Merck KGaA about its offer or contact Merck KGaA to seek an increase in its offer.

Section V.4(a) of the Opinion (“Fairness Opinion Provided by Morgan Stanley & Co. Ltd.”) describes the fairness opinion of Morgan Stanley that was presented to the Executive Board and Supervisory Board on March 27, 2006. In Section V.4(a) of the Opinion it is noted that in the past Morgan Stanley and its affiliates have provided financial advisory and financing services for Bayer AG and have received fees for the rendering of these services. Since January 1, 2004, Morgan Stanley and its affiliates have received approximately USD 9.5 million in aggregate fees from Bayer AG and its affiliates in relation to financial advisory and financing services provided.

Section V.4(b) of the Opinion (“Fairness Opinion Provided by Dresdner Kleinwort Wasserstein”) describes the fairness opinion provided by Dresdner Kleinwort Wasserstein that was presented to the Executive Board and Supervisory Board on April 13, 2006. Under the subsection entitled “Selected Transactions Analysis”, a number of selected public transactions in the pharmaceutical industry and selected public transactions in Germany with a cash component are identified. The following table shows the announcement dates of the selected transactions:

Transaction	Date of the Announcement
Selected public transactions in the pharmaceutical industry:
Waren Acquisition Ltd acquisition of Warner Chilcott PLC	October 27, 2004
Sanofi-Synthelabo SA acquisition of Aventis SA	January 26, 2004
General Electric Co. acquisition of Amersham PLC	October 10, 2003
Pfizer Inc. acquisition of Pharmacia Corp.	July 15, 2002
Glaxo Wellcome PLC acquisition of SmithKline Beecham PLC	January 17, 2000
Pfizer Inc. acquisition of Warner Lambert Corp.	November 4, 1999
Selected public German transactions with a cash component:
Spohn Cement GmbH acquisition of Heidelberg Cement AG	June 10, 2005
Continental AG acquisition of Phoenix AG	March 27, 2004
Blackstone Group acquisition of Celanese AG	December 16, 2003
Abbott Laboratories acquisition of BASF Pharmaceuticals / Knoll AG	December 15, 2000
Procter & Gamble Germany Management GmbH acquisition of Wella AG	March 3, 2003
Deutsche Bahn AG acquisition of Stinnes AG	July 3, 2002
Finba Bakery Europe AG acquisition of Kamps AG	April 15, 2002

Section V.4(b) of the Opinion also describes the results of Dresdner Kleinwort Wasserstein’s analysis of the premia paid in the selected public transactions. In reviewing those results, it should be noted that the EUR 86.00 per Schering Share offered by Bayer AG in the Offer represents the following premia percentages over the historical trading prices of Schering Shares:

Type of premium	Premia of current transaction
Premium to Prior Day(1) Premium to One-Month Average(1) Premium to Three-Month Average(1)	28.6% 44.2% 50.2%

(1)	Premia calculated for the day or period prior to March 10, 2006, the last trading day before a subsidiary of Merck KGaA announced its intention to launch an offer.

In Section V.4(b) of the Opinion it is noted that Dresdner Kleinwort Wasserstein and its affiliates provided from time to time, and are currently providing, certain investment banking services to Bayer AG. Since January 1, 2004, Dresdner Kleinwort Wasserstein and its affiliates have received approximately EUR 2.1 million from Bayer AG and its affiliates for financial advisory and financing services provided.

In Section V.4(b) of the Opinion it is also noted that certain overlaps exist between the Company’s and Bayer AG’s supervisory board, respectively, and the boards of certain of DrKW’s affiliates. It is also noted that Allianz AG, an affiliate of DrKW, is a direct and/or indirect shareholder in the Company and Bayer AG, respectively. Set forth below is a description of those overlaps:

Dr. Paul Achleitner, a member of the management board of Allianz AG, the parent company of Dresdner Bank AG, is a member of the supervisory board of Bayer AG.

Dr. Manfred Schneider, a member of the supervisory board of Allianz AG, is a member and chairman of the supervisory board of Bayer AG.

Dr. Jürgen Weber, a member of the supervisory board of Allianz Lebensversicherungs-AG, a subsidiary of Allianz AG, is a member of the supervisory board of Bayer AG.

Dr. Giuseppe Vita, a member of the supervisory board of Allianz Lebensversicherungs-AG, a subsidiary of Allianz AG, and a member and chairman of the advisory board of Riunione Adriatica di Securtà (RAS) S.p.A, a subsidiary of Allianz AG, is a member and chairman of the Supervisory Board of Schering AG.

Dr. Reiner Hagemann, a former member of the management board of Allianz AG, is a member of the Supervisory Board of Schering AG.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering Aktiengesellschaft

By:	/s/ H. Erlen
Name: Dr. Hubertus Erlen
Title: Chairman of Executive Board

By:	/s/ J. Spiekerkötter
Name: Dr. Jörg Spiekerkötter
Title: Member of the Executive Board

Dated:  May 11, 2006